                                    Form 11-K

(Mark one)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended December 31, 2003
                                       OR
               [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to ____

                         Commission file number 0-20388

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                     LITTELFUSE, INC. 401 (K) SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.
                                Littelfuse, Inc.
                            800 E. Northwest Highway
                           Des Plaines, Illinois 60016

                              REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR
210.6A--01-6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in section 103 (a) (3) (c) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                      Littelfuse, Inc. 401(k) Savings Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2003 and 2002

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.......................  1

Financial Statements

Statements of Assets Available for Benefits...................................  2
Statements of Changes in Assets Available for Benefits........................  3
Notes to Financial Statements.................................................  4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................  8

             Report of Independent Registered Public Accounting Firm

401(k) Committee
Littelfuse, Inc. 401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of the Littelfuse, Inc. 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst & Young LLP
Chicago, Illinois
June 4, 2004

                                                                  EIN 36-3795742
                                                                       Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                   Statements of Assets Available for Benefits

                                             DECEMBER 31
                                        2003           2002
                                     -----------    -----------
Investments, at fair value           $34,385,444    $24,356,197
Contributions receivable:
 Participant                              20,461         71,768
 Employer                                  6,123         20,793
                                     -----------    -----------
Assets available for benefits        $34,412,028    $24,448,758
                                     ===========    ===========

See accompanying notes.

                                                                  EIN 36-3795742
                                                                       Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

             Statements of Changes in Assets Available for Benefits

                                                               YEAR ENDED DECEMBER 31
                                                              2003                2002
                                                          ------------        ------------
ADDITIONS
Employer contributions                                    $    551,793        $    562,662
Participant contributions                                    2,085,557           1,992,430
Rollover contributions                                       3,719,532              72,626
Interest and dividends                                         443,511             452,305
                                                          ------------        ------------
Total additions                                              6,800,393           3,080,023

DEDUCTIONS
Distributions to participants                                2,730,618           2,553,815

Net realized and unrealized appreciation
 (depreciation) in fair value of investments                 5,893,495          (4,834,773)
                                                          ------------        ------------
Net increase (decrease)                                      9,963,270          (4,308,565)
Assets available for benefits at beginning of year          24,448,758          28,757,323
                                                          ------------        ------------
Assets available for benefits at end of year              $ 34,412,028        $ 24,448,758
                                                          ============        ============

See accompanying notes.

                                                                  EIN 36-3795742
                                                                       Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2003 and 2002

1.    DESCRIPTION OF THE PLAN

The following description of the Littelfuse, Inc. 401(k) Savings Plan (Plan) provides general information only. Reference should be made to the Summary Plan Description or the Plan document for more complete information.

The Plan is a defined-contribution, profit-sharing plan, which is optional to all eligible employees of Littelfuse, Inc. (Company). The Plan is administered by the T. Rowe Price Trust Company (Trustee) under the direction of a 401(k) Committee (Committee). The Committee consists of employees of the Company who may also be Plan participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of the Company who have completed 90 days of service are eligible to participate in the Plan. Effective July 1, 2003, the Company purchased the Teccor Company. At that time, employees of the Teccor Company became eligible to participate in the Plan and could rollover any previous account balance into the Plan.

Participants may elect to contribute up to 23% of their annual pretax compensation, subject to certain limitations. Highly compensated participants, as defined by the Internal Revenue Service (IRS), are subject to more restrictive maximum limits. The Company matches participant contributions 50 cents on the dollar up to the first 4% of the participant's compensation, as defined.

Participants are immediately vested in their contributions and earnings thereon. Participants become 100%-vested in their Company contributions after two years of service.

A participant may direct employee and Company contributions in any of eleven investment options.

                      Littelfuse, Inc. 401(k) Savings Plan

1.    DESCRIPTION OF THE PLAN (CONTINUED)

Each participant's account is credited with the participant's contributions and allocations of: (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants are entitled to receive a distribution of their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments and are taxable to the participant when received. Distributions prior to 59 1/2 may subject the participant to a 10% federal income tax penalty.

Loans are available to eligible participants, bearing interest at a rate commensurate with rates that may be obtained on similar borrowings in the normal course of business. Participants may borrow from their Plan account in accordance with provisions of the Plan.

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100%-vested in their accounts.

2.    SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The investments of the Plan are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

DISTRIBUTIONS

Distributions to participants are recorded by the Plan when actual payments are made.

                      Littelfuse, Inc. 401(k) Savings Plan

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 2002 financial statements have been reclassified to conform with 2003 presentation.

3.    INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                             DECEMBER 31
                                         2003         2002
                                      ----------   ----------
T. Rowe Price Prime Reserve Fund      $4,491,920   $4,459,113
T. Rowe Price Equity Income Fund       6,152,915    4,571,332
T. Rowe Price Growth Stock Fund        7,353,251    5,384,051
T. Rowe Price New Horizons Fund        4,223,875    2,619,008
T. Rowe Price Equity Index 500 Fund    2,794,418    1,597,441
T. Rowe Price New Income Fund          2,855,473    2,674,858
Littelfuse, Inc. common stock          2,056,474            *

*Does not meet 5% threshold.

During 2003 and 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                      2003           2002
                                  -----------    -----------
Registered investment companies   $ 5,118,492    $(4,255,502)
Littlefuse, Inc. common stock         775,003       (579,271)
                                  -----------    -----------
                                  $ 5,893,495    $(4,834,773)
                                  ===========    ===========

                      Littelfuse, Inc. 401(k) Savings Plan

4.    INCOME TAX STATUS

The underlying nonstandardized prototype plan has received an opinion letter from the IRS dated February 27, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (Code) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5.    ADMINISTRATIVE EXPENSES

All administrative fees of the Plan are paid by the Company. Certain accounting and legal expenses are paid by the Company on behalf of the Plan.

6.    RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

7.    SUBSEQUENT EVENT

Effective January 1, 2004, the Plan was amended to provide for true up match contributions for participants that reach the annual plan contribution limit before the end of the plan year.

                                                                  EIN 36-3795742
                                                                       Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                                                               NUMBER
  IDENTITY OF                                                    OF        CURRENT
    ISSUER                         DESCRIPTION                 SHARES       VALUE
-----------------       ----------------------------------   ---------   -----------
T. Rowe Price*          Prime Reserve Fund                   4,491,920   $ 4,491,920
T. Rowe Price*          New Income Fund                        315,522     2,855,473
T. Rowe Price*          Equity Income Fund                     254,674     6,152,915
T. Rowe Price*          Growth Stock Fund                      302,230     7,353,251
T. Rowe Price*          New Horizons Fund                      170,318     4,223,875
T. Rowe Price*          International Stock Fund                81,802       939,910
T. Rowe Price*          Equity Index 500 Fund                   93,303     2,794,418
T. Rowe Price*          Mid-Cap Value Fund                      42,973       874,074
T. Rowe Price*          Small-Cap Value Fund                    29,500       866,996
T. Rowe Price*          Mid-Cap Growth Fund                     21,073       904,025
Littelfuse, Inc.*       Common stock                            71,356     2,056,474
Participant loans       Loans receivable with varying
                         maturities; interest rate ranging
                         from 5.25% to 10.50%                                872,113
                                                                         -----------
                                                                         $34,385,444
                                                                         ===========

*Indicates party in interest to the Plan.

      Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-03260) pertaining to the Littelfuse, Inc. 401(k) Savings Plan, of our report dated June 4, 2004 with respect to the financial statements and supplemental schedule of the Littelfuse, Inc. 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.


ERNST & YOUNG LLP
June 28, 2004
Chicago, Illinois